SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2025 (Report No. 5)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

300 5th Ave., Suite 1010, Waltham, MA 02451

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Completion of Markforged Transaction

On April 25, 2025, Nano Dimension Ltd. (“Nano”) completed the previously announced transaction with Markforged Holding Corporation, a Delaware corporation (“Markforged”) pursuant to the Agreement and Plan of Merger, dated as of September 25, 2024 (the “Merger Agreement”), by and among Nano, Markforged and Nano US II, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Nano (“Merger Sub”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub merged with and into Markforged (the “Merger”), with Markforged surviving the Merger as an indirect wholly owned subsidiary of Nano.

Merger Consideration

Pursuant to the Merger Agreement, at the Effective Time, each outstanding share of Markforged’s common stock, par value $0.0001 per share (the “Markforged Common Stock”) (other than (i) shares of Markforged’s preferred stock, par value $0.0001 per share, (ii) shares held by Markforged as treasury stock or held by a Markforged subsidiary, Nano or Merger Sub and (iii) shares of Markforged Common Stock held by stockholders who are entitled to and have properly demanded appraisal for such shares in accordance with, and who have complied in all respects with, Section 262 of the Delaware General Corporation Law), were converted into the right to receive an amount in cash equal to $5.00 (the “Per Share Merger Consideration”), without interest and less any applicable tax withholdings.

In addition, at the Effective Time:

●	Each option to purchase Markforged Common Stock (each, a “Markforged Stock Option”) that was outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, and had a per share exercise price less than the Per Share Merger Consideration was cancelled and converted into the right to receive an amount in cash equal to the Per Share Merger Consideration in respect of the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Markforged Stock Option, multiplied by (ii) the number of shares of Markforged Common Stock subject to the vested portion of such Markforged Stock Option immediately prior to the Effective Time, by (b) the Per Share Merger Consideration, without interest and less applicable tax withholdings. Any Markforged Stock Option that was outstanding and unexercised immediately prior to the Effective Time and had a per share exercise price equal to or more than the Per Share Merger Consideration was cancelled, and each former holder thereof is not entitled to receive consideration therefor.

●	Each restricted stock unit award of Markforged that was unvested and outstanding immediately prior to the Effective Time (a “Markforged RSU Award”) was cancelled and replaced with a restricted stock unit award of Nano (a “Replacement RSU Award”), on similar terms and conditions as were applicable to a Markforged RSU Award under Markforged’s incentive award plan immediately prior to the Effective Time, except that (i) any continued employment or service requirement will be based on the applicable Continuing Company Employee’s (as defined in the Merger Agreement) continued employment or service with Nano or its subsidiaries, including the surviving corporation, (ii) the existing vesting schedule for the applicable Markforged RSU Award will apply to the Replacement RSU Award replacing such Markforged RSU Award (provided that, with respect to such Replacement RSU Award, each holder of a Markforged RSU Award that was a participant in the Markforged Executive Severance and Change in Control Plan was entitled to maintain any vesting acceleration to which they were entitled thereunder), and (iii) the number of Nano’s ordinary shares, par value NIS 5.00 per share (the “Nano Ordinary Shares”), underlying the Replacement RSU Award will be determined by multiplying the number of shares of Markforged Common Stock issuable upon vesting of the Markforged RSU Award immediately prior to the Effective Time by the quotient obtained by dividing (a) the Per Share Merger Consideration by (b) the volume weighted average price of an American Depositary Share of Nano (representing a beneficial interest in one (1) Nano Ordinary Share) for the ten (10) consecutive trading days ended on (and including) April 21, 2025, rounding down to the nearest whole number of shares and subject to certain customary reductions.

●	Each warrant to purchase shares of Markforged Common Stock that was outstanding and unexercised immediately prior to the Effective Time (each, a “Markforged Warrant”), in accordance with its terms, automatically ceased to represent a Markforged Warrant exercisable for Markforged Common Stock and became a warrant exercisable for the Per Share Merger Consideration that the holder of such Markforged Warrant would have been entitled to receive if such Markforged Warrant had been exercised immediately prior to the Effective Time.

●	Each recipient’s right to receive any Company Earnout Shares (as defined in the Merger Agreement) was automatically cancelled and was converted into a right to receive, in full satisfaction of the rights of such holder with respect to each Company Earnout Share such holder was entitled to receive, a cash payment equal to the Per Share Merger Consideration payable in accordance with the Merger Agreement in respect of a share of Markforged Common Stock.

Each Markforged Option and Markforged RSU Award will no longer have any force and effect on or after the Effective Time.

Press Release

On April 25, 2025, Nano issued a press release announcing, among other things, the closing of the Merger, a copy of which is furnished herewith as Exhibit 99.1.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), excluding Exhibit 99.1, are incorporated by reference into Nano’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004, 333-249184, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the SEC, and is to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit	Description
99.1	Press Release dated April 25, 2025, titled “Nano Dimension Announces Closing of Markforged Acquisition”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.

(Registrant)

Dated: April 25, 2025	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

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